Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

January 20, 2009

Catalyst to curtail newsprint and market pulp production

Richmond, (BC) – Catalyst Paper announced today that, to match production with orders, it will take curtailments at its Crofton and Elk Falls mills in British Columbia as well as its Snowflake, Arizona mill. This will remove 55,000 tonnes of newsprint from production in the first quarter.

The Crofton No. 1 paper machine, which produces 140,000 tonnes of newsprint on an annualised basis, will be idled on February 1 and remain shut down until market conditions improve, with layoffs affecting approximately 50 employees. Curtailments at the Elk Falls and Snowflake mills will vary in duration and will be aligned with order file requirements.

“The slowdown in newspaper advertising along with restructuring by publishers in key paper markets is unprecedented, and conditions are expected to remain very challenging in the foreseeable future,” said Richard Garneau, president and chief executive officer.

In a related move that reflects weaker pulp markets, the Crofton kraft pulp mill will add to a planned maintenance shut, with market-related downtime, bringing the total curtailment to 35 days and removing 38,000 tonnes of market pulp from production in the first quarter.

2009 – Q1 Production Curtailment (000 tonnes)	Newsprint	Pulp	Total

Snowflake (Jan/Feb/Mar)	20.0	-	20.0
Crofton (Jan/Feb/Mar)	22.0	38.0	60.0
Elk Falls (March)	13.0	-	13.0
Total	55.0	38.0	93.0

As a result of weaker paper markets in the fourth quarter of 2008, Catalyst took curtailments that removed 73,000 tonnes of newsprint, 27,000 tonnes of specialty printing papers, and 72,000 tonnes of pulp from production.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual capacity of 2.4 million tonnes of production. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to production levels, market demand for the company’s products, advertising and publishing activity and general economic conditions are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s third quarter 2008 interim report available at www.sedar.com.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713